Exhibit 12

AMERIPRISE FINANCIAL, INC.

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in millions)
Earnings:
Income before income tax provision (benefit), discontinued operations and accounting change	$745	$1,112	$873	$861	$35
Interest and debt expense	73	52	45	32	26
Interest portion of rental expense	32	30	28	31	39
Amortization of capitalized interest	1	1	1	1	—
Equity method investees and minority interests	(2)	2	2	—	—
Total earnings (a)	$849	$1,197	$949	$925	$100

Fixed charges:
Interest and debt expense	$73	$52	$45	$32	$26
Interest portion of rental expense	32	30	28	31	39
Capitalized interest	—	—	—	4	6
Total fixed charges (b)	$105	$82	$73	$67	$71

Ratio of earnings to fixed charges (a/b) (1)	8.1	14.5	13.0	13.9	1.4

(1)         Ratio calculated using thousands.

The interest portion of rental expense represents one-third of rental expense relating to operating leases.